UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

Item 1. News release issued by Masisa S.A. on July 27, 2005:

NEWS RELEASE

For further information contact:
Paul White	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 707-8707	+1 (212) 406-3690/1
Paul.white@masisa.com	Masisa@i-advize.com
www.masisa.com

MASISA S.A. APPOINTS ENRIQUE CIBIÉ AS NEW CHIEF EXECUTIVE OFFICER

  Mr. Cibié brings to Masisa broad managerial experience with national and multi-national companies.

Santiago, Chile, July 27, 2005 --.MASISA S.A. (“Masisa” or “the Company”) (NYSE: MYS), announced today that Enrique Cibié has been named as the Company’s new Chief Executive Officer. At the Company’s Board of Directors meeting held today, the Board accepted the resignation of Gonzalo Zegers and approved the appointment of Mr. Cibié.

Beginning August 1, 2005, Mr. Cibié will begin a transition period lasting until September 1, 2005 when he will formally assume the position of Chief Executive Officer.

From 2001 until 2004, Mr. Cibié was CEO of Farmacias Ahumada S.A. where he was responsible for its international expansion, as well as successfully managing and consolidating the administrative structure of the company both nationally and internationally.

Mr. Cibié, who holds an MBA from Stanford University, is a well recognized executive with a solid and successful career. His broad experience in the area of retailing and marketing will be an excellent addition to the Company as it will help to strengthen the leadership and growth strategy that characterizes Masisa in both the national and international markets.

Julio Moura, Chairman of the Board of Masisa, affirmed that “we are confident that the addition of Mr. Cibié to our company will allow us to further strengthen our leadership position and continue creating value for our shareholders and the community. His 18 years of experience as Chief Executive Officer of recognized national and international companies and, in particular, his experience in retail, will help us to continue strengthening our commercial platform.”

Masisa has a network of more than 230 franchised distribution centers called Placacentros in 12 countries in Latin America.

Mr. Moura added that “the change is a result of a personal decision by Gonzalo Zegers who has accepted a new professional opportunity. On behalf of Masisa, I am thankful for the commitment and excellence in management that has characterized Mr. Zegers’ tenure.”

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

Item 2. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on July 27, 2005:

Santiago, July 27, 2005

Mr.
Superintendent
Superintendencia de Valores y Seguros

Ref.:	IMPORTANT EVENT
Masisa S.A.
Listed Company
Chilean Securities Registration No. 825

To whom it may concern:

Pursuant to the provisions established in article 9 and paragraph two article 10 of Law No. 18,045 of the Securities Market and in General Rule No. 30 of the Superintendencia de Valores y Seguros, being duly authorized, I hereby inform about an Important Event regarding Masisa S.A. (the “Company”):

At the Company’s Board of Directors meeting held today July 27, 2005, the Board appointed, as the new Chief Executive Officer of Masisa S.A, Enrique Cibié Bluth, who will assume his new position on September 1, 2005.

In addition, in the aforementioned Board of Directors meeting, the Board accepted the resignation presented by Gonzalo Zegers Ruiz-Tagle, who resigns as Chief Executive Officer of Masisa S.A and as a director of several of Masisa’s Chilean and foreign subsidiaries and who will remain in such functions until August 31, 2005.

The Board of Directors of Masisa thanks Mr. Zegers for his exceptional participation and contribution to the Masisa Group during a long period in which he demonstrated excellent performance.

Sincerely,

Julio Moura
Chairman of the Board of Directors
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2005

Masisa S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel